UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IRSA PROPIEDADES COMERCIALES S.A.
(Name of Issuer)

Common Stock, Par Value Ps. 1.00 per Share
(Title of Class of Securities)

463588103(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4323-4000
(Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

October 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 463588103	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 463588103	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 9 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud S.A.C.I.F. y A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 10 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 11 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 12 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 13 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ritelco SA.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 14 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) E-Commerce Latina S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,981,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,981,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,981,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 15 of 33 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates Items No. 2, 3,4, 5 and 6 of Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2010 (as amended and restated to the date hereof, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not defined herein have the meaning given to such terms in the Schedule 13D.

SCHEDULE 13D

CUSIP No. 463588103	Page 16 of 33 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”), a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation company organized under the laws of the Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of the Cayman Islands (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(vii)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”);

(viii)
Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Tyrus”),

(ix)
Cresud S.A.C.I.F.y A., a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(x)
Ritelco S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Ritelco”);

(xi)
E-Commerce Latina S.A., a stock corporation organized under the laws of the Republic of Argentina (“E-Commerce”); and

(xii)
IRSA Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of Argentina (“IRSA” and, together with Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment, Helmir, Tyrus, Cresud, Ritelco and E-Commerce, the “Reporting Persons”).

(i) Elsztain’s, CAM’s and IRSA’s principal offices are located at Bol’var 108, 1st floor, C1066AAD, Buenos Aires, Argentina; (ii) IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; (iii) IFISA’s and CVC Uruguay’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; (iv) CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; (v) Agroinvestment’s principal offices are located at Cambará 1620, Floor 2, office 202, Carrasco, 11000, Montevideo, Republic of Uruguay; (vi) Helmir’s, Ritelco’s and Tyrus’ principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay; (vii) Cresud’s principal offices are located at Moreno 877, 23rd floor, C1091AAQ, Buenos Aires, Argentina; and (viii) E-Commerce’s principal offices are located at Florida 537, 18th floor, C1005AAK, Buenos Aires, Argentina.

SCHEDULE 13D

CUSIP No. 463588103	Page 217 of 33 Pages

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  Source and Amount of Funds or Other Consideration

As of October 31, 2017, IRSA Propiedades Comerciales S.A.’s Common Stock beneficially owned by the Reporting Persons consisted of 108,981,846 shares, representing 86.48% of IRSA Propiedades Comerciales S.A.’s share capital.

The funds used to purchase IRSA Propiedades Comerciales S.A.’s Common Stock were derived from companies’ working capital.

Item 4. Purpose of Transaction

Since October 15, 2010, and until the date of issuance of this document, the Reporting Persons have decreased their beneficial ownership of IRSA Propiedades Comerciales S.A.’s Common Stock by 11.01% of IRSA Propiedades Comerciales S.A.’s outstanding share capital on a fully diluted basis (i.e., assuming that all of the conversion rights were exercised by the holders thereof). Such decrease in fully diluted share ownership is the result of:

●
The sale in the open market of common shares 11,886,060 (2,970,265 ADS and 5,000 common shares);

●
The acquisition in the open market of 460,408.80 common shares (97,976 ADS and 68,504.8 common shares);

SCHEDULE 13D

CUSIP No. 463588103	Page 18 of 33 Pages

●
An increase of 371.5 common shares due to others(1).

●
The ‘repurchase’/ ‘maturity without conversion’ of 31,738,262 convertible notes to IRSA Propiedades Comerciales S.A due to a repurchase program, convertible into 97,957,598.7 common shares

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a) As of October 31, 2017, the Reporting Persons beneficially owned 108,981,846 shares of IRSA Propiedades Comerciales S.A., representing 86.48% of its share capital.

The following is a detailed description of the Reporting Persons’ beneficial ownership of IRSA Propiedades Comerciales S.A.s’ Common Stock as of October 31, 2017:

(i)
Elsztain is the Chairman of the board of directors or Director of IFIS, IFISA, Cresud, IRSA, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Helmir, E-commerce, Ritelco and Tyrus. As of October 31, 2017, Elsztain held (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of October 31, 2017, Elsztain owned 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. As of that same date, Elsztain directly owned 94,289 common shares of Cresud, representing approximately 0.019% of Cresud’s outstanding shares capital; 900 common shares of IRSA, representing approximately 0.0002% of IRSA outstanding common shares; and did not directly own IRSA Propiedades Comerciales S.A.’s Common Stock. As of the issuance of this document, Elsztain directly owns 93,726 common shares of Cresud, representing approximately 0.019% of Cresud’s outstanding common shares; and does not hold common shares of IRSA or of IRSA Propiedades Comerciales S.A.

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA and does not directly own any equity in IRSA Propiedades Comerciales S.A.

(iii)
 IFISA is the direct owner of 154,462,970 common shares of Cresud representing approximately 30.79% of Cresud’s outstanding common stock and does not directly own any equity in IRSA Propiedades Comerciales S.A.

1
(a) 425.3 shares were registered in relation to the purchase of certificates for Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”); and (b) 53.8 shares were reduced from the Reporting Persons’ holdings as a consequence of the settlement in relation of the change in the par value of IRSA Propiedades Comerciales S.A. common shares.

SCHEDULE 13D

CUSIP No. 463588103	Page 19 of 33 Pages

(iv)
CAM does not directly own any equity in IRSA Propiedades Comerciales S.A.

(v)
CVC Uruguay directly owns 880 common shares of Cresud representing approximately 0.0002% of Cresud’s outstanding common shares and does not directly own any equity in IRSA Propiedades Comerciales S.A.

(vi)
CVC Cayman serves as the Investment Manager of IFIS and does not own any equity in IRSA Propiedades Comerciales S.A.

(vii)
Agroinvestment directly owns 19,710,120 common shares of Cresud representing approximately 3.93% of Cresud’s outstanding common shares and does not own any equity in IRSA Propiedades Comerciales S.A.

(viii)
Cresud directly owns 364,599,453 common shares of IRSA, which represents 63.01% of IRSA’s outstanding stock and does not directly own any equity in IRSA Propiedades Comerciales S.A.

(ix)
Cresud directly owns 100% of the common shares of Helmir.

(x)
Helmir directly owns 2,188,790 IRSA common shares, representing 0.38% of IRSA outstanding common shares and does not directly own IRSA Propiedades Comerciales S.A.’s common stock.

(xi)
IRSA directly owns 108,732,538 IRSA Propiedades Comerciales S.A.’s common stock representing approximately 86.29% of IRSA Propiedades Comerciales S.A.’s outstanding common shares.

(xii)
IRSA directly owns 100% of the common shares of Tyrus, which in turn owns 3.26% of E-Commerce.

(xiii)
IRSA directly owns 100% of the common shares of Ritelco, which in turn owns 0.0000001% of E-Commerce.

(xiv)
IRSA directly owns 97.74% of the common shares of E-Commerce

(xv)
 Tyrus directly owns 120,808 common stock of IRSA Propiedades Comerciales S.A. representing approximately 0.10% of IRSA Propiedades Comerciales S.A.‘s outstanding capital.

(xvi)
E-Commerce directly owns 128,499 common stock of IRSA Propiedades Comerciales S.A.’s representing approximately 0.10% of IRSA Propiedades Comerciales S.A.’s outstanding shares capital.

(xvii)
Ritelco directly owns 1 common stock of IRSA Propiedades Comerciales S.A. representing approximately 0.000001% of IRSA Propiedades Comerciales S.A.’s outstanding shares capital.

SCHEDULE 13D

CUSIP No. 463588103	Page 20 of 33 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA Propiedades Comerciales S.A., as of October 31, 2017:

Ownership structure as of October 31, 2017

E. Elsztain
100%
Agroinvestment
85%
CAM
* 4.80% through additional Proxies
100%
CVC Urugu
100%
CVC Cayman
25.67%
* Investment Mgmt Agreement
3.73%
26.99%
IFIS
100%
0.0002%
IFISA
30.79%
3.93%
0.02%
Cresud
100%
Helmir
63.01%
0.38%
0.0002%
Irsa
100%
100%
Rileico
86.29%
Tyrus
3.26%
0.0000001%
97.74%
E-Commerce
0.10%
0.000001%
IRCP
0.10%

SCHEDULE 13D

CUSIP No. 463588103	Page 21 of 33 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 108,981,846 IRSA Propiedades Comerciales S.A.’s common shares, representing 86.48% of the issued and outstanding common shares of IRSA Propiedades Comerciales S.A., as of October 31, 2017.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in IRSA Propiedades Comerciales S.A.’s common stock that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Convertible Notes:. On January 14, 2013, IRSA accepted the repurchase offer for IRSA Propiedades Comerciales S.A.’s convertible notes with a principal amount of US$31.7 million. The consideration paid amounted to Ps.175.2 million. On July 19, 2014, the convertible notes expired. As a result of the aforementioned, the convertible notes that were not exercised by their respective holders were consequently cancelled and delisted from the Mercado de Valores de Buenos Aires S.A.

Usufruct: In 2012 the usufruct previously disclosed entered into by and among IRSA and Cresud was terminated.

Other than as set forth above or otherwise described in this Amendment No. 3, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA Propiedades Comerciales S.A. to which the Reporting Persons are a party.

Item 7. Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 463588103	Page 22 of 33 Pages

Schedule A
Eduardo S. Elsztain Bol’var 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. ElsztainChairmanClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saul ZangDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman)DirectorRuta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Argentina	3.	Olga Stirling DirectorRuta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Uruguay
2.	Eduardo Simon BartfeldDirectorRuta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of UruguayCitizen of Uruguay	4.	Saul Zang (First Vice-Chairman) DirectorRuta 8 KM 17.500 Edificio@1 Local 160, 91600, MontevideoRepublic of UruguayCitizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 23 of 33 Pages

Schedule A
Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain ChairmanBol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saul Zang Second Vice Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	4.	Gerardo Ariel Tyszberowicz Alternate Director Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman)Director89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul ZangDirector89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. ElsztainChairman of the BoardRuta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Argentina	3.	Eduardo Simon BartfeldDirectorRuta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Uruguay
2.	Saúl ZangVice ChairmanRuta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Argentina	4.	Olga StirlingDirector Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 MontevideoRepublic of UruguayCitizen of Uruguay

SCHEDULE 13D

CUSIP No. 463588103	Page 24 of 33 Pages

Schedule A
Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the BoardCambará 1620, of 202(11000), Montevideo Republic of UruguayCitizen of Argentina	3.	Eduardo Simon BartfeldDirectorCambará 1620, of 202(11000), Montevideo Republic of UruguayCitizen of Uruguay
2.	Mariana Renata Carmona de ElsztainDirectorCambará 1620, of 202(11000), Montevideo Republic of UruguayCitizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio ElsztainChairmanMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	8.	Daniel El’as Melicovsky DirectorMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
2.	Saúl ZangVice ChairmanMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	9.	Alejandro Gustavo Casaretto DirectorMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina

3.	Alejandro Gustavo ElsztainSecond Vice ChairmanMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	10.	Gastón Armando LernoudAlternate DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
4.	Gabriel Adolfo Gregorio ReznikDirectorMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	11.	Enrique AntoniniAlternate DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	12.	Eduardo KalpakianAlternate DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 25 of 33 Pages

Schedule A

6.	Fernando Adrián ElsztainDirectorMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina

Executive Officers

1.	Alejandro Gustavo ElsztainChief Executive OfficerMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	4.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina

2.	Mat’as Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
3.	Walter Vallini Compliance Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 26 of 33 Pages

Schedule A

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain (Chairman)DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	10.	Mauricio Wior DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of USA
2.	Saul Zang (First Vice-Chairman)DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	11.	Gabriel A. ReznikDirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina

3.	Alejandro Gustavo Elsztain (Second Vice-Chairman) DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	12.	Ricardo Liberman DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina
4.	Fernando Adrián Elsztain DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	13.	Daniel R. Elsztain DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina
5.	Carlos Ricardo EstevesDirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	15.	Fernando Rubin DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina
6.	Cedric D. Bridger DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	18.	Enrique Antonini Alternate DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina
7.	Marcos Moisés Fischman Director Bol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina	19.	Gastón A. Lernoud Alternate DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 27 of 33 Pages

Schedule A

8.	Gary S. Gladstein DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of United States
9.	Mario Blejer DirectorBol’var 108, 1 floor(C1066AAD) Buenos AiresRepublic of ArgentinaCitizen of Argentina

Senior Management

1.	Eduardo Sergio ElsztainChief Executive OfficerMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	3.	Javier Ezequiel Nahmod Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
2.	Mat’as Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	4.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina

Directors of Helmir S.A.

1.	Eduardo Sergio Elsztain ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
2.	Saúl Zang First Vice-ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling DirectorZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of Tyrus S.A.

1.	Eduardo Sergio Elsztain ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 28 of 33 Pages

Schedule A

2.	Saúl Zang First Vice-ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling DirectorZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of E-Commerce Latina S.A.

1.	Eduardo Sergio Elsztain ChairmanFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of ArgentinaCitizen of Argentina	5.	Pablo Daniel Vergara Del Carril DirectorFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina Citizen of Argentina
2.	Fernando Adrián Elsztain Vice-ChairmanFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina Citizen of Argentina	6.	Jose Luis Rinaldini Alternate DirectorFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina Citizen of Argentina
3. 4.	Daniel Ricardo Elsztain DirectorFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina Citizen of Argentina Gastón Armando Lernoud DirectorFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina	7.	Juan Manuel Quintana Alternate DirectorFlorida 537, 18th floor (C1005AAK) Buenos AiresRepublic of Argentina Citizen of Argentina
Directors of Ritelco S.A.

Eduardo Sergio Elsztain ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain DirectorZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
Saúl Zang Vice-ChairmanZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling DirectorZabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 463588103	Page 29 of 33 Pages

Schedule A

Directors and Executive Officers of IRSA Propiedades Comerciales S.A.

Directors

1.	Eduardo Sergio ElsztainChairmanMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	9.	Marcos Oscar Barylka Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
2.	Saul ZangFirst Vice-ChairmanMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	10.	Juan Manuel Quintana Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice-ChairmanMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	11.	Salvador Dar’o Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	12.	Mauricio Wior Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
5.	Enrique Antonini DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	13.	Pablo Daniel Vergara del Carril Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
6.	Daniel Ricardo Elsztain Director Moreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	14.	Gaston Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
7.	Leonardo Fernández DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	15.	Gabriel Adolfo Gregorio Reznik Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 30 of 33 Pages

Schedule A

8.	Isella Angélica Constantini DirectorMoreno 877, 23rd floor(C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
Senior Management

1.	Alejandro Gustavo ElsztainChief Executive OfficerMoreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina	4.	Juan José Martinucci Chief Commercial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina
2.	Daniel Ricardo Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 31 of 33 Pages

Schedule A
Annex 1

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

SCHEDULE 13D

CUSIP No. 463588103	Page 32 of 33 Pages

Schedule A

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: October 31, 2017

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. ElsztainName: Eduardo S. Elsztain	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. ElsztainTitle: Chairman of the Board
Ritelco By: /S/ Eduardo S. Elsztain Name: Eduardo S. ElsztainTitle: Chairman of the Board
IRSA Inversiones y Representaciones Sociedad Anónima	Helmir S.A
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. ElsztainTitle: Chairman of the Board

Consultores Venture Capital Uruguay	Agroinvestment S.A.
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board

SCHEDULE 13D

CUSIP No. 463588103	Page 33 of 33 Pages

Schedule A

Tyrus S.A.	E-Commerce Latina S.A.
By: /S/ Eduardo S. Elsztain By: /S/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Title: Chairman of the Board
Title: Chairman of the Board